Gregory T. Geswein
Vice President, Chief Financial Officer
September 24, 2009
VIA EDGAR
Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-4631
Re:	Libbey Inc. Form 10-K for the fiscal year ended December 31, 2008 Definitive Proxy Statement, April 8, 2009 Form 10-Q for the quarter ended March 31, 2009 File #1-12084
Dear Mr. Cash:
This letter is in response to your comment letter dated September 10, 2009 (copy attached). For your ease of reference, we have enumerated the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. Where applicable, we have also included any additional disclosures or other revisions that will appear in the Company’s future filings with the Commission. Please note that the prepared disclosures included in our responses have been drafted based upon the information available as of the date of this letter, unless otherwise noted.
Form 10-K for the year ended December 31, 2008
Critical Accounting Estimates
Fixed Assets, page 41
SEC Comment #1:
We have read your response to our prior comment seven of our letter dated July 2, 2009 and appreciate the additional information. Please address the following:
•	We note that you utilize multiple cash flow scenarios in order to determine fair value. In future filings please discuss the various methods you use and how you weight them.

•	In future filings please quantify the material assumptions (ranges and/or weighted averages) underlying your fair value analyses and quantify the

300 Madison Avenue	Post Office Box 10060	Toledo, OH 43699-0060	419-325-2451	FAX: 419-325-2749
Internet: geswegt@libbey.com

Mr. John Cash
September 24, 2009

potential impact of changes in each material assumption by providing sensitivity analyses.

•	Please explain how the methodologies used in the current year have changed since the prior year.
Management Response #1:
The methodologies used to determine undiscounted cash flow and fair value in the current year have not changed since the prior year. However, the key assumptions and other inputs to the calculations may change from year to year to ensure consistency with management’s outlook on the overall economy or changes in other factors such as the company’s plans, products and processes.
As noted in our proposed disclosure in response to the SEC comment letter dated July 2, 2009, we utilize either a present value technique or a market appraisal. We generally do not utilize the two different techniques on the same assessment for evaluating the carrying value of a group of assets. Multiple approaches to the present value technique may be available for consideration, and this is clarified in the proposed disclosure below.
With respect to quantifying material assumptions underlying our fair value analyses and quantifying the potential impact of changes to those assumptions, if we have an indicator of impairment for fixed assets in future periods, we will include, in the critical accounting estimate disclosures for fixed assets, a discussion consistent with the following:
Fixed Assets
We evaluate the recoverability of property, plant, and equipment based on undiscounted projected cash flows, excluding interest and taxes, when factors indicate that impairment may exist. Multiple approaches to the fair value calculation may be used, depending on the facts and circumstances related to the particular assets. The fair value calculation may be based upon the existing use of the asset or asset group, alternative uses for the asset or asset group, or realizable value less costs to sell. Determination as to whether and how much an asset or asset group is impaired involves significant management judgment involving highly uncertain matters, including estimating the future success of product lines, future sales volumes, future selling prices and costs, alternative uses for the assets, and estimated proceeds from disposal of the assets; therefore the accounting estimates may change from period to period. However, the impairment reviews and calculations are based on estimates and assumptions that take into account our business plans and long-term investment decisions. The revenue growth rate used in the 20___ fixed asset impairment analysis was ___%. Management believes this rate is reasonable based upon historical growth rates and its expectations of future economic conditions in the markets in which we operate. A sensitivity analysis was performed on this factor and it was determined, assuming all other assumptions remain constant, that a ___% decline in our revenue growth rate would not have resulted in a failure of the SFAS 144 undiscounted cash flow test for the year ended December 31, 20___.
Notes to the Consolidated Financial Statements
9. Special Charges, page 71

Mr. John Cash
September 24, 2009

Facility Closures, page 72
SEC Comment #2:
We note your response to comment 12 of our letter dated July 2, 2009. Please identify in your response the party or parties who performed the appraisals and confirm that you will incorporate similar disclosure in your future filings.
Management Response #2:
As discussed in the telephone conversation between Era Anagnosti of the Staff and the Company’s outside counsel John Huber and Christopher Lueking of Latham & Watkins on September 21, 2009, the reduction in carrying value of long-lived assets relating to the closure of the Syracuse China reporting unit was based on conclusions reached by management with the assistance of a third party consultant. Management gave guidance to the consultant which then did the work pursuant to management’s instructions. Management reviewed the work performed by the consultant in reaching its determination that the facility was impaired under SFAS No. 144. Therefore, as discussed in the Staff’s Compliance and Disclosure Interpretation Question 233.02, the disclosure of the charge was not “expertised” for purposes of Securities Act Section 11(a), and there is no requirement to make reference to a third party expert. In future filings the Company’s disclosure of this charge and similar charges where a third party provides consultative services will not include the sentence: “Fair value was determined by independent outside appraisals.”
SEC Comment #3:
In addition please tell us what consideration you have given to providing the appraiser’s consent in compliance with Rule 436 of the Securities Act. We note that you have on file with the Commission a Form S-3 which incorporates by reference this annual report. Please note that if a consent is required to be filed, it can be filed as an exhibit to your next annual report.
Management Response #3:
Also as discussed with the Staff on September 21, 2009 and confirmed in response to comment No. 2, since the determination of the charge was not “expertised,” the consultant’s consent is not required pursuant to Securities Act Section 7(a) or Rule 436 hereunder.
Exhibit index, page 115
SEC Comment #4:
We note your response to comment 15 of our letter dated July 2, 2009 and see that you have filed the schedules to the credit agreement as Exhibit 4.1 to your most recent quarterly report. However, it appears that you have not filed the exhibits to the credit agreement. Please advise or otherwise file the exhibits with your next Exchange Act report.
Management Response #4:
Our next filing on Form 10-Q will include, as an exhibit, the exhibits related to this Credit Agreement.

Mr. John Cash
September 24, 2009

Schedule 14A Definitive Proxy Statement filed April 8, 2009
Summary Compensation Table, page 45
SEC Comment #5:
We note your response to comment 20 of our letter dated July 2, 2009 that matching contributions are not perquisites. Please note that in accordance with Item 402(c)(2)(ix)(E) of Regulation S-K an issuer’s contributions or other allocations to vested and unvested defined contributions must be disclosed, and to the extent that the amount of these contributions exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for a named executive officer, pursuant to Instruction 4 to Item 402(c)(2)(ix), these contributions must be quantified and disclosed in a footnote to the “All Other Compensation” column. To the extent applicable, in your future filings please make the necessary changes to comply with these disclosure requirements.
Management Response #5:
We have complied with Item 402(c)(2)(ix)(E) of Regulation S-K because, as noted in our August 31, 2009 response to your letter dated July 2, 2009, the paragraph immediately preceding the Summary Compensation Table discloses that the “amounts disclosed under the heading ‘All Other Compensation’ include (a) matching contributions that we make, on behalf of the Named Executives, to their respective accounts in our 401(k) savings plan for U.S. salaried employees”. By subtracting the amount of the perquisites disclosed in footnote (2) to the Summary Compensation Table from the amount disclosed in the Summary Compensation Table for 2008 under the heading “All Other Compensation,” one can see that the amount of matching contributions that the Company made on behalf of each of the Named Executives during 2008 is $8,050, significantly below the threshold at which separate footnote disclosure is required pursuant to Instruction 4 to Item 402(c)(2)(ix).
As we announced pursuant to a press release that we issued on February 11, 2009 and attached to our Form 8-K filed with the SEC on the same date, we suspended the Company’s 401(k) matching contributions for all salaried and non-union hourly employees. Accordingly, we do not anticipate that matching 401(k) contributions made on behalf of named executives during 2009 will require separate footnote disclosure pursuant to Instruction 4 to Item 402(c)(2)(ix).

Mr. John Cash
September 24, 2009

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filings and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that you will find the responses to the Staff’s comments comprehensive. If you have any questions with regard to these responses or are in need of additional information, please contact me at (419) 325-2451 or Geswegt@libbey.com.
Sincerely,
Gregory T. Geswein
Vice President, Chief Financial Officer
Attachments
cc:	John F. Meier, Chief Executive Officer Scott M. Sellick, Chief Accounting Officer Susan A. Kovach, General Counsel